Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Loss:
Loss before income taxes	$(238)	$(162)	$(2,139)	$(884)
Add: Total fixed charges (per below)	391	479	1,195	1,421
Less: Interest capitalized	13	11	36	28
Total earnings (loss) before income taxes	$140	$306	$(980)	$509
Fixed charges:
Interest	$151	$200	$473	$592
Portion of rental expense representative of the interest factor	225	262	676	777
Amortization of debt expense	15	17	46	52
Total fixed charges	$391	$479	$1,195	$1,421
Ratio of earnings to fixed charges	—	—	—	—
Coverage deficiency	$251	173	$2,175	$912